Filed by Ranger Bermuda Topco Ltd
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Maiden Holdings, Ltd.
Commission File No. 333-285664
April 14, 2025

April 14, 2025

PLEASE VOTE YOUR SHARES TODAY!

Dear Fellow Shareholders:

According to our latest records, we have not yet received your vote with respect to the important special general meeting of shareholders of Maiden Holdings, Ltd. to be held on April 29, 2025, in connection with the proposed transaction with Kestrel Group LLC (the “Transaction”). Your vote is very important, regardless of the number of shares you own.

Your Board of Directors unanimously recommends that you vote FOR the Transaction and related proposals.

To ensure your shares are represented, please take a moment to vote TODAY via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided. If you received this letter by email, you may simply click on the “VOTE NOW” link provided in the email.

On behalf of Maiden Holdings, Ltd., thank you for your support.

Sincerely,

Lawrence F. Metz

Executive Vice Chairman and Group President

Maiden Holdings, Ltd.

VOTING IS QUICK AND EASY!

You can vote your shares online or by phone.

Please follow the easy instructions on the enclosed proxy card or voting instruction form. If you received this letter by email, you may simply click on the “VOTE
NOW” link provided in the email.

If you have any questions or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

(877) 750-0502 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Additional Information Regarding the Transaction and Where to Find It

In connection with the Transaction, Ranger Bermuda Topco Ltd (“Bermuda NewCo”) has filed a registration statement on Form S-4 (File No. 333-285664) with the Securities and Exchange Commission (“SEC”) that includes a prospectus with respect to Bermuda NewCo’s securities to be issued in connection with the Transaction and a proxy statement with respect to the Maiden Holdings, Ltd. (“Maiden”) shareholder meeting to approve the Transaction and related matters (the “proxy statement/prospectus”). Maiden and Bermuda NewCo may also file or furnish other documents with the SEC regarding the Transaction. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Maiden or Bermuda NewCo may file or furnish or cause to be filed or furnished with the SEC. INVESTORS IN AND SECURITY HOLDERS OF MAIDEN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and other documents filed with or furnished to the SEC by Maiden or Bermuda NewCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Maiden: Maiden Holdings, Ltd., 48 Par-La-Ville Road, Suite 1141, Hamilton HM 11 Bermuda, Attn: Corporate Secretary

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Each of Maiden, Bermuda NewCo and their respective directors, executive officers, members of management and employees, and Luke Ledbetter, President and Chief Executive Officer of Kestrel, and Terry Ledbetter, Executive Chairman of Kestrel, may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from Maiden’s shareholders in connection with the Transaction. Information regarding Maiden’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Maiden’s annual report on Form 10-K for the fiscal year ended December 31, 2024, as amended, which was filed with the SEC on March 10, 2025 and amended on March 20, 2025 and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. A summary biography for each of Luke Ledbetter and Terry Ledbetter is set forth below:

Luke Ledbetter serves as President and Chief Executive Officer of Kestrel. Mr. Ledbetter previously served as Chief Underwriting Officer and Head of Business Development with State National Companies. During Mr. Ledbetter‘s tenure at State National, gross written premium grew to more than $2.5 billion annually. Mr. Ledbetter holds law degrees from Cambridge University and the University of Texas School of Law in addition to a B.A. from the University of Texas at Austin.

Terry Ledbetter serves as Executive Chairman of Kestrel. Mr. Ledbetter co-founded State National Companies in 1973 and served as Chairman, President and Chief Executive Officer until his retirement at the end of 2019. Mr. Ledbetter pioneered the dedicated fronting business model in the property & casualty industry and guided State National through its initial public offering in 2014 and sale to Markel Corporation in 2017. He received his B.B.A. from Southern Methodist University.

Neither Luke Ledbetter nor Terry Ledbetter directly owns any securities of Maiden at this time.

Additional information regarding the identity of all potential participants in the solicitation of proxies to Maiden shareholders in connection with the Transaction and other matters to be voted upon at the Maiden shareholders meeting to approve the Transaction, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.